SEC Update – March 20, 2016

By: Robert Grosshandler | March 21, 2016

Last Friday, our SEC counsel submitted our updated filing to the SEC. You are welcome to view it on the SEC's site.

It includes several important changes and additions, including the subscription agreement.

The most important change, to my mind, is the simplification of the offer into two pieces. For those folks who subscribe early, there is a lower price that they pay ($.045 per share instead of $.09) per share. We want early interest!

They also get better terms and conditions.

We're raising $2,000,000, and those people who are amongst the first $500,000 are considered early.

We do not have an estimate yet of when we can hope that the SEC completes its process and issues a "Qualification" letter.

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NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT FILED BY THE COMPANY WITH THE SEC HAS BEEN QUALFIED BY THE SEC. ANY SUCH OFFER MAY BE WITHDRAWN OR REVOKED, WITHOUT OBLIGATION OR COMMITMENT OF ANY KIND, AT ANY TIME BEFORE NOTICE OF ACCEPTANCE GIVEN AFTER THE DATE OF QUALIFICATION. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. AN OFFERING STATEMENT REGARDING THIS OFFERING HAS BEEN FILED WITH THE SEC. YOU MAY OBTAIN A COPY OF THE PRELIMINARY OFFERING CIRCULAR THAT IS PART OF THAT OFFERING STATEMENT FROM https://www.sec.gov/Archives/edgar/data/1652350/000164460016000114/0001644600-16-000114-index.htm

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SEC Status Update – Oct. 25, 2015


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Tags

EQUITY CROWDFUNDING FILING ICONSUMER OFFERING SEC SMALL BUSINESS STARTUP STATUS TITLE III UPDATE

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